Paul Hastings LLP

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San Francisco, California 94111

telephone (415) 856-7000

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www.paulhastings.com

September 12, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews International Funds—File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 106 (the “Amendment”), which contained proposed disclosure with respect to five new series of the Registrant that will be operated as an actively managed exchange traded funds (each, a “Fund”). In addition, this letter contains additional disclosure discussed with Ms. Dubey on August 24, 2023 with respect to the diversification status of two series.

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Amendment, unless otherwise indicated. Revised disclosure intended to address these comments will be included in a further post-effective amendment to be filed soon after the date of this response letter. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure.

Prospectus

1.	Comment: The Example of Fund Expenses on page 1 (and elsewhere) should show information only for one and three years for new series, not five and ten.

Response: Comment accepted. The Registrant will revise the Example accordingly for all new series.

2.

Comment: On page 2 under the discussion of the location of a company or other issuer, the disclosure states that Matthews has latitude in determining whether an issuer should be included with a region or country. Please either explain supplementally in the response letter why there is latitude or clarify in the disclosure why that latitude exists.

Securities and Exchange Commission

September 12, 2023

Response: Comment accepted. The Registrant will revise that disclosure to state that Matthews has latitude because it may rely on only one criteria to determine location even if other criteria point to a different location. The Registrant will add that disclosure in all relevant places with similar disclosure.

3.

Comment: Will any Fund invest in contingent convertible securities (CoCos) as part of a principal strategy? If yes with respect to any Fund, please include disclosure in the principal strategy and risk sections specific to CoCos.

Response: Comment acknowledged. None of the Funds will invest in CoCos as a principal strategy and, therefore, no additional disclosure in that regard is needed.

4.	Comment: On page 2, in the first paragraph, in the phrase “of any duration or quality” please add the word “credit” before quality.

Response: Comment accepted. The Registrant will revise that disclosure accordingly in all relevant places with similar disclosure.

5.

Comment: On page 2, where fixed-income securities are mentioned, please add a reference to the maximum amount of fixed income investments for this Fund. The Fund’s 80% test includes common and preferred stocks but does not included fixed-income securities. Should the 80% test be limited to common and preferred stocks?

Response: Comment accepted. The Registrant will disclose that up to 20% of this Fund may be invested in fixed-income securities.

6.

Comment: On page 2, the Registrant states that Matthews will use ratings from third-parties for its negative screening process. Please identify those third parties and the methodology used by those third parties to formulate a rating.

Response: Comment acknowledged. The Registrant will identify the third-party ESG data providers used for its negative screening process in the Principal Investment Strategy section for the Fund and add disclosure on the methodologies used by those providers in the SAI.

7.

Comment: On page 3, under “Sustainable and ESG Investing Risk,” please consider disclosing that third-party data and ratings are not consistent across providers and may produce different results with respect to a particular company or issuer.

Response: Comment accepted. The Registrant will add that disclosure accordingly.

8.

Comment: On page 4, this Fund’s style risk is stated as “Growth Stock Risk” but the disclosure of the strategy on page 2 (last paragraph) states that the “Fund seeks to invest in companies that Matthews believes to be undervalued,” which suggests a value strategy. Please add or correct disclosure to reconcile this inconsistency.

Securities and Exchange Commission

September 12, 2023

Response: Comment accepted. The Registrant will revise the strategy disclosure to refer to its growth strategy.

9.

Comment: On page 4 there is a risk factor labeled “Depositary Receipts Risk.” If this Fund or the other Funds will invest in unsponsored depositary receipts as a principal strategy, please add that disclosure to the principal strategy and risk sections for the applicable Fund.

Response: Comment acknowledged. Matthews does not expect any Fund to invest in unsponsored depositary receipts as a principal strategy.

10.

Comment: On page 4 there is a risk factor disclosed labeled “Volatility Risk,” which refers to lower levels of liquidity in emerging markets. Please consider a separate risk factor as to liquidity of portfolio holdings and the effect that might have on the liquidity of ETF shares themselves.

Response: Comment acknowledged. The Registrant has considered and discussed internally whether the potentially lower liquidity of certain emerging markets holdings would impact the liquidity of the Fund’s shares or the ability to facilitate the formation or redemption of creation units. The Registrant has concluded that this liquidity consideration would not have a material impact on the liquidity of the Fund’s shares.

11.

Comment: On page 5 under “ETF Risks” there is a risk item labeled “Trading.” Please revise that item to disclose that, because the Fund is new, no trading market for its shares may develop. Please revise that disclosure for the other Funds also.

Response: Comment accepted. The Registrant will add that disclosure accordingly.

12.

Comment: On page 5, this Fund provides a separate principal risk with respect to investments in China, India and Europe. Please consider whether the principal strategy section for this Fund should refer to investments in China, India and Europe.

Response: Comment accepted. The Registrant will refer to investments in China and India as part of its principal strategy, but does not expect that investments in Europe will be as significant and would not constitute a principal strategy.

13.	Comment: If any Fund will invest in variable interest entities (VIEs) as a principal strategy, please add disclosure in the principal strategy and risk sections about those investments.

Response: Comment acknowledged. The Registrant does not expect any Fund to invest in VIEs as a principal strategy. The Registrant considers the current disclosure of risks associated with investments in VIEs appearing later in the prospectus as appropriate given that these investments will not constitute part of the principal strategy for any Fund.

14.

Comment: Page 6 states that the Fund may concentrate in particular sectors, including those listed. But the Fund has a fundamental policy not to concentrate in any industry. Please reconcile this apparent inconsistency.

Securities and Exchange Commission

September 12, 2023

Response: Comment acknowledged. The Fund’s current disclosure is accurate in this regard. A particular industry that is classified as a separate industry by a third-party reference, such as based on its standard industrial classification or SIC code, or other systems such as the North American Industry Classification System (NAICS) and the Global Industry Classification Standard (GICS), which is used by index providers such as MSCI. In each case, an economic sector is broader than a specific industry, and typically contains various industry groups. For example, the “financial” sector has six designated industries within it (under GICS). In the case of the Fund, its focus from time to time in the industrial sector does not mean that it has invested 25% or more of its assets in any one of the 14 separate underlying industries under GICS. The Fund has, however, included specific principal risks about its expected investment focus in the financial and industrial sectors. The Fund’s adviser will monitor its sector focus as it may change from time to time, and update the Fund’s risk factors as appropriate.

15.	Comment: Page 7 reports this Fund’s portfolio turnover as 73%. Please revise to reflect that this is a new fund without portfolio turnover.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

16.	Comment: For the Pacific Tiger ETF, on page 7, please explain for purposes of the 80% test why the specified countries are regarded as “Pacific Tiger” countries.

Response: Comment acknowledged. Tiger can refer to Asian countries or companies that have experienced, or those that are expected to experience, rapid growth. The term “tiger” refers to a strategy of seeking growth rather than a geography. The term “Pacific” however, is a geographic description. This Fund includes companies in Asia (excluding Japan) within the 80% test, which is a subset of the broader Pacific region. The Fund also describes its growth strategy, which is consistent with the “tiger” designation. For these reasons, the Registrant believes this Fund’s 80% test and its strategy are consistent with its name and the requirements of Rule 35d-1.

17.

Comment: Page 12 with respect to the India Active ETF (and page 17 with respect to the Japan Active ETF) there is a phrase that states that a company will be “deemed to be an Asian (or specific country) . . . .” Please replace “Asian (or specific country)” with “Indian” or “Japanese” as applicable for these Funds.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

18.

Comment: On pages 13 and 17, there are references to “an Asian country” and a “region or country.” Please make those generic references more specific to India or Japan for the India Active ETF and the Japan Active ETF.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

19.

Comment: On page 13, there is a reference in the location criteria for a company within the Fund’s primary benchmark, the S&P Bombay Stock Exchange 100 Index. Please confirm the criteria used by S&P in selecting component companies for that index in order to show substantial economic ties to India as required by Rule 35d-1.

Securities and Exchange Commission

September 12, 2023

Response: Comment acknowledged. The index sponsor has stated that this index is intended to measure the performance of the 100 largest and most liquid Indian companies. Consistent with that criteria, in the experience of the adviser to this Fund, the components of that index have been companies with a substantial or primary presence in India (such as the headquarters or operations) rather than companies with only incidental connections to India that have chosen to supplementally list their stock on the Bombay Stock Exchange in order to gain access to local investors.

20.	Comment: Please explain why, as disclosed on page 15, the S&P Bombay Stock Exchange 100 Index is a broad based securities index eligible to serve as a primary benchmark.

Response: Comment acknowledged. The largest 100 companies on that exchange represent well over a majority of the total market capitalization of that exchange and, therefore, is both broad based (with 100 issuers and a majority of the market capitalization) and is representative of companies in India that are publicly traded and liquid. It is a capitalization-weighted index like the S&P 500 in the United States.

21.

Comment: With respect to the Asia Dividend Active ETF, p. 21 states that this Fund also may invest in “convertible debt and equity securities of any maturity and quality.” Please add the word “credit” before quality, and further disclose that this Fund may invest up to 20% of its assets in convertible debt. Also, please consider whether to delete the reference to “equity securities” in that sentence because the 80% test already is worded to include equity securities.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

22.	Comment: On page 22, please move the sentence at the end of the first paragraph of the principal strategy section about a decline in the value of the Fund’s investments to the principal risk section.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

23.

Comment: The Asia Dividend Active ETF states on page 21 that its investment objective is long-term capital appreciation, but on page 22, there is a statement (second paragraph) that the Fund’s objective is total return with an emphasis on current income. Please reconcile this inconsistency.

Response: Comment accepted. The Registrant will correct the initial statement of the investment objective to correctly state that it is total return with an emphasis on current income.

24.

Comment: Under the heading “Purchase and Sale of Fund Shares” on page 25, please clarify what is meant by the bid-ask spread. Please use the explanatory language found in Item 6(c)(3) of Form N-1A instead.

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

25.

Comment: Under “Management of the Funds” on page 43, in connection with the discussion of the Management Agreement, please state that Matthews will pay all the ordinary operating expenses of the Funds.

Response: Comment accepted. The Registrant will add that disclosure accordingly.

Securities and Exchange Commission

September 12, 2023

26.	Comment: Under “Determination of Net Asset Value” on page 48, please consider adding the tax on Indian securities as a principal risk for the India Active ETF.

Response: Comment accepted. The Registrant will add that disclosure accordingly.

Statement of Additional Information

27.	Comment: On the cover of the statement of additional information, please provide the hyperlink to the annual report as required by Company Act rule 0-4(d).

Response: Comment accepted. The Registrant will add that hyperlink as specified.

28.

Comment: Page 5 of the statement of additional information states that each Fund may invest up to 20% of its total assets in debt securities. Please include a similar statement in the prospectus as noted above.

Response: Comment accepted. The Registrant will add that disclosure accordingly.

29.	Comment: Please add a hyperlink to the annual report on page 66 where financial statements are discussed.

Response: Comment accepted. The Registrant will add that disclosure accordingly.

Other Disclosure Changes

30.

Comment: Please provide in the response letter the proposed additional or changed disclosure with respect to the change to non-diversified status of the Sustainable Future Active ETF and the India Active ETF for the reasons discussed.

Response: Comment accepted. The Registrant will add or revise disclosure as follows:

Prospectus

Under “Principal Investment Strategies” at the end of the first paragraph: “The Fund is non-diversified, which means that it may invest its assets in a smaller number of issuers than a diversified fund.”

Under “Principal Risks of Investment” a new risk factor will be added: “Non-Diversification Risk: The Fund may be more susceptible to any single economic, political or regulatory event than a diversified fund because a higher percentage of the Fund’s assets may be invested in the securities of a limited number of issuers.”

Under “Principal Risks” starting on page 29, a new risk factor will be added: “Non-Diversification Risk. Each of the Matthews Sustainable Future Active ETF and the Matthews India Active ETF is organized as a non-diversified fund under the Investment Company Act of 1940, as amended (the “1940 Act”), and is not subject to the general limitation that with respect to 75% of a Fund’s total assets, it may not invest more than 5% of its total assets in securities of any

Securities and Exchange Commission

September 12, 2023

particular issuer or hold more than 10% of the outstanding voting securities of any particular issuer (in both cases other than obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities and securities of other investment companies). These Funds, however, remain subject to a diversification requirement under applicable tax laws that is less strict than under the 1940 Act. Because a relatively higher percentage of these Funds’ assets may be invested in the securities of a limited number of issuers, each Fund may be more susceptible to any single economic, political or regulatory event than a diversified fund.”

Statement of Additional Information

On page 3, under “Description of the Funds,” the sentence that says “Each Fund is ‘diversified’” will be revised to read instead “Each Fund is diversified other than the Matthews Sustainable Future Active ETF and the Matthews India Active ETF, which are non-diversified funds.”

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC